Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

EnergySolutions, Inc.:

We consent to the use of our report dated March 8, 2005, with respect to the consolidated balance sheet of Duratek, Inc. and subsidiaries as of December 31, 2004 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2004, included herein, and to the reference to our firm under the heading “Experts” in the prospectus.

Our report refers to the Company’s adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, as of January 1, 2003.

/s/ KPMG LLP

Baltimore, Maryland

March 27, 2007